T. Rowe Price New Income Fund, Inc.

1) The third paragraph under the subheading, “What is the fund’s principal investment strategy?” has been revised as follows:

Eighty percent of the debt securities purchased by the fund will be rated investment grade (AAA, AA, A, BBB, or equivalent) by each of the major credit rating agencies (Standard & Poor’s, Moody’s, and Fitch IBCA, Inc.) that have assigned a rating to the security. If the security is unrated, it must be deemed to be of investment-grade quality by T. Rowe Price. Up to 15% of total assets may be invested in “split-rated securities,” or those rated investment grade by at least one rating agency but below investment grade by others. In addition, the fund may invest up to 5% of total assets in securities that have not received an investment grade rating by any major credit rating agency.

2) The convertible securities and warrants operating policy has been revised as follows:

Operating policy The fund may invest up to 20% of its total assets (not including cash) in preferred and common stocks and convertible securities, convertible into or which carry warrants for common stocks or other equity securities. These securities may or may not be rated.

3) The following disclosure regarding Inflation-linked Securities was added to the prospectus:

Inflation-Linked Securities

Inflation-linked securities are income-generating instruments whose interest and principal payments are adjusted for inflation—a sustained increase in prices that erodes the purchasing power of money. TIPS, or Treasury Inflation-Protected Securities, are inflation-linked securities issued by the U.S. government. Inflation-linked bonds are also issued by corporations, U.S. government agencies, and foreign countries. The inflation adjustment, which is typically applied monthly to the principal of the bond, follows a designated inflation index, such as the consumer price index (CPI). A fixed coupon rate is applied to the inflation-adjusted principal so that as inflation rises, both the principal value and the interest payments increase. This can provide a hedge against inflation, as it helps preserve the purchasing power of an investment. Because of this inflation-adjustment feature, inflation-protected bonds typically have lower yields than conventional fixed-rate bonds.

Inflation-protected bonds normally will decline in price when real interest rates rise. (A real interest rate is calculated by subtracting the inflation rate from a nominal interest rate. For example, if a 10-year Treasury note is yielding 5% and inflation is 2%, the real interest rate is 3%.) If inflation is negative, the principal and income of an inflation-protected bond will decline and could result in losses for the fund.

4) As approved by shareholder vote, the funds’ industry concentration fundamental policy is as follows:

The funds may not purchase the securities of any issuer if, as a result, more than 25% of the value of the fund’s total assets would be invested in the securities of issuers having their principal business activities in the same industry.

5) As approved by shareholder vote, the reference in each of the fund’s prospectuses to concentrating in particular industries has been deleted.